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19010730

SE

SEC Mail Processin

MAR 01 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41868

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/18___ AND ENDING___12/31/18___

                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLP INVESTMENT SERVICES, INC.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 TWELVE MILE ROAD, SUITE 101

                                          (No. and Street)

FARMINGTON HILLS	**MI**	**48331**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MCEVILLY   248-489-0101

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERGER, GHERSI & LADUKE PLC

                                (Name – if individual, state last, first, middle name)

300 E. LONG LAKE RD., #135	**BLOOMFIELD HILLS**	**MI**	**48304**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, MICHAEL MCEVILLY _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GLP INVESTMENT SERVICES, INC. _____ , as

of DECEMBER 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SEC Mail Processing

MAR 01 2019

Washington, DC

X _____
Signature

X _____
Title

_____
Notary Public

| NANCY J. HOWARD |
| Notary Public, State of Michigan |
| County of St. Clair |
| My Commission Expires Oct. 24, 2023 |
| in the County of Oakland |

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

TABLE OF CONTENTS
December 31, 2018

BERGER, GHERSI & LaDUKE PLC

CERTIFIED PUBLIC ACCOUNTANTS

300 East Long Lake Road, Suite 135
Bloomfield Hills, Michigan 48304-2430
(248) 333-3680   Fax (248) 333-0226
Website: www.bglcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of

GLP Investment Services, LLC
(a Michigan limited liability company)

as of December 31, 2018, the related statements of income, members' capital and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GLP Investment Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of GLP Investment Services, LLC's management. Our responsibility is to express an opinion on GLP Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLP Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of GLP Investment Services, LLC's financial statements. The supplemental information is the responsibility of GLP Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

We have served as GLP Investment Services, LLC's auditor since 2010.

Bloomfield Hills, Michigan 48304
February 26, 2019

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	183,962
Receivables from broker-dealers and clearing organization		133,112
Advance - member		10,000
Advance - employee		10,300
Prepaid license		20,044
NASD membership, net of amortization of $1,870		45,380
Office equipment, at cost, less accumulated depreciation of $16,412		-
Total assets	$	402,798

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to commissioned agents	$	90,516
Accounts payable - trade		6,366
Accrued Simple IRA plan		14,967
Total liabilities		111,849
Members' capital		290,949
Total liabilities and members' capital	$	402,798

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF INCOME
For the year ended December 31, 2018

		Amount	Percent
Revenues:			
Commissions	$	4,444,205	97.5 %
Other income		114,056	2.5
Interest income		2	-
Total revenues		4,558,263	100.0
Expenses:			
Commissions paid to agents		3,171,032	69.6
Employee compensation and benefits		789,788	17.3
Rent		5,888	0.1
Professional fees		93,987	2.1
Licenses		58,618	1.3
Printing and reproduction		3,862	0.1
Other expenses		185,218	4.1
Total expenses		4,308,393	94.6
Net income	$	249,870	5.4 %

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2018

Balance, January 1, 2018	$	291,079
Net income		249,870
Member distributions		(250,000)
Balance, December 31, 2018	$	290,949

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	249,870
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivables from broker-dealers and clearing organization		(21,972)
Employee advance		(5,000)
Prepaid licenses		(761)
Increase (decrease) in:		
Payables to commissioned agents		13,479
Accounts payable - related party		(3,365)
Accounts payable - trade		6,366
Accrued Simple IRA Plan		2,927
Net cash provided by operating activities		241,544
Cash flows from financing activities:		
Distributions to members		(250,000)
Net increase (decrease) in cash		(8,456)
Cash, beginning of year		192,418
Cash, end of year	$	183,962

The accompanying notes are an integral part of these financial statements.

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of business - **GLP Investment Services, LLC** (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue recognition - Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract has been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses.

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company adopted the standard on January 1, 2018. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers". The Company has evaluated the impact of ASC 606 and expects the timing of its revenue recognition to remain largely similar to the timing of revenue recognition under ASU 605, "Revenue Recognition". The Company has determined the impact of ASC 606 to be immaterial.

Income taxes - As a limited liability Company, any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear in the financial statements. The federal and state income tax returns are subject to examinations by the taxing authorities, generally for a period of three years after the returns are filed. Therefore, federal tax returns after 2014 are still subject to review by tax authorities.

Cash and cash equivalents - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the Statement of Cash Flows is consistent with this treatment.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the collectability of accounts receivable and estimates of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

NASD membership - The NASD membership is recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment has not occurred in 2018. The NASD membership was being amortized over a period of forty years prior to adoption of FASB ASC Topic 350 on goodwill and other intangibles (see Note B).

Fixed assets - Fixed assets are recorded at cost and depreciated using accelerated methods over their estimated useful lives ranging from five to seven years. Depreciation expense totaled zero for the year ended December 31, 2018.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

NOTES TO THE FINANCIAL STATEMENTS
(continued)
December 31, 2018

NOTE A - Nature of Business and Summary of Significant Accounting Policies (continued)

Concentration of credit risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of receivables from broker-dealers and clearing organizations. The Company may be subject to credit risk to its cash, which is placed with a credit-quality financial institution. The Federal Deposit Insurance Corporation ("FDIC") covers up to $250,000 for substantially all depository accounts. From time to time, the Company may have amounts on deposit in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash.

Accounts receivable - Accounts receivable represents amounts due from broker-dealers and clearing organizations and are stated at the amount management expects to collect from the outstanding balances. The Company does not require collateral or any other security to support the amounts due. Management believes that all accounts receivable as of December 31, 2018 are fully collectible. Accordingly, no reserve for bad debt exists as of December 31, 2018.

NOTE B - Adoption of FASB ASC Topic 350

In 2002, the Company adopted FASB ASC Topic 350 on goodwill and other intangibles. This established new accounting and reporting standards for goodwill and other intangible assets whereas intangible assets with indefinite lives are no longer amortized, but rather tested annually for impairment. The Company's NASD membership is deemed to have an indefinite useful life; therefore, the Company ceased amortization effective January 1, 2002. The Company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment loss had been realized during the year ended December 31, 2018.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of approximately $169,362, which was $161,905 in excess of its required net capital of $7,457.

There is no material difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's Filing included in the FOCUS Report – Part IIA as of December 31, 2018.

NOTE D – Accounting Pronouncements-Other

During February 2016 the FASB issued ASU 2016-02, "Leases". ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and a lease liability for those leases classified as operating leases under previous accounting principles generally accepted in the United States of America. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company is currently assessing the effect that ASU 2016-02 will have on its financial position, results of operations and cash flows.

NOTE E - Related Party Transactions

Companies related through common ownership and management share office space and support. Pursuant to an agreement with related companies, **GLP Investment Services, LLC** pays for support services and for its allocated use of its office space and office equipment. Rent expense paid to the related entity for the year ended December 31, 2018 was $5,888.

NOTE F - Simple IRA Plan

The Company has established a Simple IRA plan for the benefit of employees. Employees are allowed elective deferrals limited to $12,500 (additional $3,000 if age 50 or older as of the end of the year). The employer is required to match elective deferrals dollar for dollar up to 1% of wages in any two of five years (3% in the other years). The Company's matching contribution for the year ending December 31, 2018 is approximately $17,697. The amount accrued at December 31, 2017 is $14,967.

NOTE G - Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

SCHEDULE 1

Aggregate indebtedness		$	111,849
Net worth		$	290,949
Deductions:			
12b-1 fees receivable	$ 35,863		
NASD membership	45,380		
Advances	20,300		
Prepaid license	20,044		
Total deductions			121,587
Net capital			169,362
Minimum required net capital			7,457
Capital in excess of minimum requirement		$	161,905
Ratio of aggregate indebtedness to Net Capital			0.66 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2018).

Net capital, as reported in Company's Part II Amended (unaudited) FOCUS report	$	169,362
Net capital, as reported on Schedule 1	$	169,362

See Independent Auditor's Report.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

GLP Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(i), as a broker-dealer, "doing limited business (mutual funds and/or variable annuities only)."

BERGER, GHERSI & LADUKE PLC

CERTIFIED PUBLIC ACCOUNTANTS

300 East Long Lake Road, Suite 135
Bloomfield Hills, Michigan 48304-2430
(248) 333-3680   Fax (248) 333-0226
Website: www.bglcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by GLP Investment Services, LLC and the SIPC, solely to assist you and SIPC in evaluating GLP Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. GLP Investment Services, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GLP Investment Services, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GLP Investment Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berger, Ghersi & LaDuke

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

Bloomfield Hills, Michigan
February 26, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, MI 48331
FINRA
SEC# 8-41868
FYE - December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael McEvilly - 248-489-0101

WORKING COPY

2. A. General Assessment (item 2e from page 2) $0

   B. Less payment made with SIPC-6 filed (exclude interest)   (0   )

   _____
   Date Paid
   C. Less prior overpayment applied   (150   )

   D. Assessment balance due or (overpayment)   0

   E. Interest computed on late payment (see instruction E) for N/A days at 20% per annum   N/A

   F. Total assessment balance and interest due (or overpayment carried forward) $-150

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐ N/A
      Total (must be same as F above) $N/A

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLP Investment Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of February, 20 19.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

pg 14

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $4563725

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

    Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4558262

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Expense refunds, reconciliation expense   5463

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

    Enter the greater of line (i) or (ii)   0

    Total deductions   4563725

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0015 $0

(to page 1, line 2.A.)

2

ρ 8 15

BERGER, GHERSI & LADUKE PLC

CERTIFIED PUBLIC ACCOUNTANTS

300 East Long Lake Road, Suite 135
Bloomfield Hills, Michigan 48304-2430
(248) 333-3680   Fax (248) 333-0226
Website: www.bglcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GLP Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GLP Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(1) (the "exemption provisions") and (2) GLP Investment Services, LLC stated that GLP Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GLP Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GLP Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BERGER, GHERSI & LADUKE PLC
Certified Public Accountants

Bloomfield Hills, Michigan
February 26, 2019

GLP INVESTMENT SERVICES, LLC

Member FINRA/SIPC

The Exemption Report

The following statements are made to the best knowledge and belief of Michael McEvilly as Managing Member of GLP Investment Services, LLC

I, Michael McEvilly, as the Managing Member of GLP Investment Services, LLC, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2018 without exception.

_____
Michael McEvilly

_____
Date   2/21/19

37000 Twelve Mile Road • Suite 101 • Farmington Hills • Michigan • 48331
Phone: (248) 489-0101 • (877) GLP-WINS • Fax: (248) 876-9657